EXHIBIT 4.7

                         PRIDE PETROLEUM SERVICES, INC.
                                 1993 DIRECTORS'
                                STOCK OPTION PLAN

                                 FIRST AMENDMENT

            Pride Petroleum Services, Inc. (the "Company") having previously established the Pride Petroleum Services, Inc. 1993 Directors' Stock Option Plan effective February 22, 1993 (the "Plan"), and having reserved the right under
Section XVIII thereof to amend the Plan, does hereby amend the Plan to document the change in the Company's name from Pride Petroleum Services, Inc. to Pride International, Inc. and to make certain other changes as follows:

            1. The name of the Plan is hereby changed to the "Pride International, Inc. 1993 Directors' Stock Option Plan."

            2. Section 1.1 of the Plan is hereby amended in its entirety to read as follows:

            "1.1 Pride International, Inc. (the "Company") desires to afford members of its Board of Directors ("Directors") who are not full-time employees of the Company or its Subsidiaries an opportunity to acquire a proprietary interest in the Company, and thus to create in such Directors an increased interest in and a greater concern for the welfare of the Company and its shareholders."

            3. Section 9.3 of the Plan is hereby amended in its entirety to read as follows:

            "9.3 Subject to Article XXII hereof and the maximum number of Shares which may be purchased pursuant to the exercise of Options granted under the Plan as set forth in Section 2.1, each Director who receives an Option under Sections 9.1 or 9.2 hereof and who remains a Director effective at the close of business on the day of final adjournment of each Annual Meeting of Shareholders commencing with the Annual Meeting of Shareholders held in the calendar year following the calendar year in which such Director receives an Option under Section 9.1 or 9.2 shall be automatically granted, effective on each such date, and without further action by the Board of Directors or the Committee, an Option to purchase 3,000 Shares at a price per Share determined as of each such date pursuant to Section 5.1; provided, however, that the Board of Directors may authorize an increase in the number of Shares subject to such Option by action taken prior to the date of grant."

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            4. Article XVIII of the Plan is hereby amended in its entirety to read as follows:

      "XVIII.  AMENDMENT OF THE PLAN

            The Board may at any time terminate, and from time to time may amend or modify the Plan; PROVIDED, HOWEVER, that no amendment, modification or termination of the Plan shall in any manner adversely affect any Option granted under the Plan prior to such amendment, modification or termination without the consent of the optionee."

            5. This Amendment shall be effective as of May 22, 1997. Notwithstanding the foregoing, the adoption of the revision to Section 9.3 of the Plan under this Amendment is expressly conditioned upon the approval of the holders of a majority of shares of common stock present, or represented, and entitled to vote at a meeting of the Company's shareholders. In addition, any Option grant in excess of the current 3,000 share limitation that is granted after this Amendment is approved by the Board of Directors, but prior to its approval by the shareholders, is not exercisable pending shareholder approval and will become void if shareholder approval is not obtained.


                                    PRIDE INTERNATIONAL, INC.

                                    By /S/ ROBERT W. RANDALL
                                           Robert W. Randall, Vice President

ATTEST:

/S/ EARL W. MCNIEL
    Earl W. McNiel, Vice President

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